UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

14 August 2012
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

N      E      W      S                R      E      L      E      A      S      E

14 August 2012

CRH CAPITAL MARKETS DAY 2012

CRH plc, the international building materials group, is hosting a capital markets day for investors and sector analysts on Friday, 16th November 2012 in London, to be repeated in New York on Monday, 19th November 2012.

The day will include presentations on various aspects of CRH's operations and strategy, and will provide an opportunity to meet with CRH's senior executive and divisional management team.  No material new information will be disclosed in the presentations and no new trading information will be provided.

Invitations will be distributed over the coming weeks.

Contact CRH Investor Relations at Dublin 404 1000 (+353 1 404 1000)

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000
Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 14 August 2012

By:___/s/Maeve Carton___
M. Carton
Finance Director